Contact

www.linkedin.com/in/nicholasjaros
(LinkedIn)

Top Skills

Budgeting & Forecasting
Financial Reporting
Investment Banking

Languages

English (Full Professional)
Spanish (Professional Working)

Publications

Pura Healthcare: An overview of the medical tourism industry in Costa Rica and the impact of the Affordable Care Act

Nick Jaros

CFO at Bluon
Irvine, California, United States

Experience

Bluon
CFO
April 2021 - Present (2 years 3 months)

LUMINAS Energy
Advisor
April 2021 - Present (2 years 3 months)

Bionatus, LLC
Advisor
April 2021 - Present (2 years 3 months)

StockX
Director Of Payments & Business Development
2018 - April 2021 (3 years)
Greater Detroit Area

Rock Ventures LLC
Portfolio Associate
January 2017 - July 2018 (1 year 7 months)
Greater Detroit Area

JPMorgan Chase & Co.
Commercial Credit Analyst
2015 - 2017 (2 years)
Detroit, Michigan, United States

Peninsula Capital Partners LLC
Analyst
2014 - 2014 (less than a year)

Education

Central Michigan University

Bachelor of Science (B.S.), Finance and International Business